Exhibit 99.1

CAGNY 2026 We feed better futures

Disclaimer

This presentation is being made in respect of JBS N.V. and its subsidiaries (collectively, the "JBS Group").

Forward-Looking Statements

This presentation contains certain statements, including estimates, projections, statements relating to business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, that are "forward-looking statements," as defined under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally identified by the words "anticipate," "believe," "estimate," "expect," "future," "intend," "may," "opportunity," "outlook," "plan," "project," "should," "strategy," "will," "would," "will be," "will continue," "will likely result" and similar expressions. These statements are based on the current expectations of the management of the JBS Group and are subject to uncertainty and to changes in circumstances. In addition, these statements are based on a number of assumptions that are subject to change. This presentation also contains estimates and other information concerning the industry in which the JBS Group operates, that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information. Many factors could cause actual results to differ materially from these forward-looking statements including unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management and expansion and growth of the JBS Group's operations. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the JBS Group's consolidated financial condition, results of operations or liquidity. Forward-looking statements included herein are made as of the date hereof, and the JBS Group undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

Non-GAAP Financial Measures

This presentation contains non-GAAP financial measures. The non-GAAP financial measures contained in this presentation are not measures of financial performance calculated in accordance with any GAAP or International Financial Reporting Standards ("IFRS") and should not be considered as replacements or alternatives to net income or loss, cash flow from operations or other measures of operating performance or liquidity. We also adopt non-GAAP measures when we believe that the additional information is useful and meaningful to investors. Non-GAAP financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. The presentation of non-GAAP financial measures is not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with IFRS, as issued by the International Accounting Standards Board or considered replacements or alternatives to net income or loss, cash flow from operations or other IFRS measures of operating performance or liquidity. These non-accounting measures are used by market participants for comparative analysis, albeit with certain limitations, of the results of businesses in the sector and as indicators of the JBS Group's capacity to generate cash flow. For a reconciliation of historical amounts certain non-GAAP measures to the nearest comparable IFRS measures, see the Appendix to this presentation.

No reconciliation of the forecasted non-GAAP measures are included in this presentation because we are unable to quantify certain amounts that would be required to be included in the corresponding IFRS measures without unreasonable efforts, due to high variability and complexity with respect to estimating certain forward-looking amounts, and we believe such reconciliation would imply a degree of precision that would be confusing or misleading to investors.

Presenters



Gilberto Tomazoni
JBS Global CEO

Mechanical engineer with a postgraduate degree in management, he has extensive experience and knowledge of the food industry. Worked for 27 years at Sadia, where he started as an intern and became CEO. Three years as vice president of Bunge Alimentos, managing the food and ingredients business. Joined JBS as Global President of the Poultry Business. Led Seara after its acquisition in 2013. In 2015, assumed the Global Operations Presidency and in 2017 became Global COO of JBS. In December 2018, was named Global CEO. Since 2013, he has chaired the Board of Pilgrim's Pride Corporation.



Wesley Batista Filho
JBS USA CEO

Began his professional career in 2011 as a trainee at JBS USA, at the Greeley, Colorado facility. He later led the company's operations in Uruguay, Paraguay, Canada, and JBS Fed Beef in the U.S. In the second half of 2017, he became President of JBS Brazil. In January 2020, he also assumed the presidency of Seara. In November 2022, he was appointed COO of JBS. He has served as the CEO for JBS USA, since May 2023.



Guilherme Cavalcanti
JBS Global CFO

Holds a bachelor's and master's degree in economics, with extensive experience as Chief Financial Officer and Head of Investor Relations in industries such as the food, pulp and paper, metals and mining, telecommunications and media, banking. He has strong expertise in cash flow management, corporate risk management, business planning, investor relations, and treasury. Has been the Global CFO since 2018.

A leading global food company

Growth journey based on strategic acquisitions and efficient operations 2.0 7.6 16.5 17.6 31.1 36.9 38.6 42.9 51.2 48.9 49.0 51.1 49.7 51.7 52.3 65.0 72.6 72.9 77.2 83.1 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2022 2023 2024 LTM 3Q25 2026 [Beef] [Pork] [Brazil Margarine & Mayonnaise] Increased Diversification Into Value - Added and Branded Product Portfolios Established a Global Protein Platform [United Kingdom] [Meats & Meals] [Brazil & Mexico Chicken] Net Revenues US$ billion Source: JBS Note: (1) 50% control. (2) Acqui S ition in Feb/26. EBITDA Evolution (US( billion) 0.3 0.3 0.7 0.6 2.1 1.9 2.2 2.8 4.7 4.0 3.3 4.2 4.0 5.0 5.6 2021 8.5 6.7 3.5 7.2 7.0 [Eggs] 1 2 2

Long - term value creation

Long-term growth strategy

1. Continuous growth
2. Expand margins
3. Reduce volatility
4. Financial discipline
5. Return to shareholders through dividends and share buybacks

+150
brands across the portfolio

+300,000
customers and sales to approximately 180 countries

+600
operations in 26 countries


Value-added products and brands
Profitability
Production platform
Sales and distribution platform
People and Culture

Executing our long - term growth strategy Pur S uing additional value - enhancing growth opportunitie S with financial di S cipline 1. Enhance Scale in Existing Categories and Geographies 3 . Enhance Platform Diversification and Key - customer Relationship 2. Increase and Diversify Value - Added and Brand Portfolio • Aquaculture • Poultry • Pork • Prepared • Egg S • Plant - ba S ed • Frozen product S DTC • Key - cu S tomer S trategy • Advanced category management • Nutraceutical S Operational excellence Capture S ynergie S Increa S e output with current a SS et S Enhance growth and margin profile Realize benefit S of vertical integration Enhance hou S ehold brand penetration and boo S t repeat purcha S e rate

Macro consumer trends JBS is positioned to deliver protein solutions by combining convenience, trusted brands and nutritional value — globally and at scale. Convenience Trust Nutrition Making protein easier to consume Ready - to - cook and ready - to - eat S olution S Simplified preparation and portion format S De S igned for everyday con S umption occa S ion S Brands and products consumers rely on Strong and tru S ted brand S Con S i S tent quality and food S afety S tandard S Tran S parency and reliability at S cale Protein as part of a balanced diet Lean protein and S imple formulation S Clear nutritional benefit S Aligned with health - con S ciou S life S tyle S

MENA and the global halal protein opportunity

Halal

US$ 2+ trillion
global halal food market

Halal meat consumption expected to exceed
US$ 1.5 trillion by 2027

1.9+ billion consumers
Growing **~2x faster** than the global population

New facility in Jeddah (KSA):
40%+ growth in production capacity



JBS
Seara
SEARA ARABIA FOOD INDUSTRIAL CO.

JBS in MENA

OMAN
Chicken plant: 600,000 heads/day
Beef plant: 1,000 heads/day
Lamb plant: 5,000 heads/day

KSA and UAE
Industrial footprint:
3 value added plants
Distribution network

Long-term value through local production, scale and partnerships

JBS combines halal-certified production, scale and regional presence to serve one of the fastest-growing protein markets in the world.

Source: World Bank, Pew Research Center, Nielsen and JBS

Global diversification through local production Mexico 3% USA 51% Canada 5% Beef Pork Lamb Poultry Aquaculture Leather Plant - ba S ed Center for Innovation Cultivated Protein Prepared Food S Egg S Australia & New Zealand 9% Europe 6% Brazil 26% Net revenue 3Q25 LTM (by production)

Global diversification sales by consumption South America 1% Mexico & Central America 5% Brazil 12% Europe 9% Asia 13% Africa & Middle East 3% USA 50% Canada 4% Australia & New Zealand 3% Net revenue 3Q25 LTM (by consumption)

Operational scale and distribution power across the globe.

1. Protein production in competitively advantageous locations with scale
2. Diversification by protein and by geography
3. Export access and unmatched distribution platform
4. Positioned to mitigate trade disruptions
5. Brazil is positioned to scale global beef supply through productivity gains
6. Strategic expansion in MENA accelerating access to halal-driven demand

Our most recent Capex projects further reinforce JBS leadership in the global market

JBS

1 USA

- **Walker County (Georgia):** New Pilgrim's prepared foods facility
- **Ankeny (Iowa):** Fully cooked bacon and sausage facility
- **Perry (Iowa):** Fresh sausage plant
- **Cactus (Texas) and Greeley (Colorado):** Modernization of beef processing plants



2 USA

- Mantiqueira acquired **Hickman's**, creating the 3rd largest egg producer in the world



3 Mexico

- Pilgrim's announced investments in Mexico in prepared and fresh foods



4 Europe

- Vivera acquired **The Vegetarian Butcher** in 2025 from Unilever


THE BUTCHER OF THE FUTURE

5 Saudi Arabia

- Investment in a new facility in Jeddah, and expansion of the plant in Dammam




2
1
3
4
5
6
7
9
8

6 Oman

- Develop a multiprotein platform in Oman
- The JV will produce beef, poultry and lamb, serving the global halal market



9 Paraguay

- Investments in poultry production, including the acquisition of Pollos Amanecer



8 Brazil

- Investments in innovation and modernization of three biodiesel plants



7 Vietnam

- JBS announced the construction of two factories



~US$ 3 billion in investments building the next phase of growth

Legend: Beef | Pork | Poultry | Lamb | Eggs | Prepared Foods | Plant-based | Biodiesel

Source: JBS

Building strong brands

The JBS way of building brands Improve business results CULTURE PERFORMANCE Con S i S tency Innovation Long - term view Clear benefit S to the con S umer BRAND Quality of product S and S ervice S Mind S et: To be the be S t Focu S Operational excellence Cu S tomer relation S hip

45 % sales CAGR over 5 years # 1 in velocity Fastest - moving brand in frozen chicken Building brands | United States Just Bare is winning over American consumers through a promise of simplicity , transparency and quality . 1 Billion in sales reached in 2025 From 1% to 13% market share growth in 3 years USS Source: Circana

Growth in market share (%) # 1 BRAND Frozen food, pizza, bacon, sliced salami, burger patties 93 % Brazilian household penetration + 50 % higher price index Innovative x regular products 32 % Top of Mind (The fastest growing brand | Q124 – 24%) The most innovative brand in Brazil. Leading category growth by creating and leveraging new consumption occasions. Air Fryer Line 1 S t La S agna | 1 S t Pizza Clean Label - Single frozen + 1 S t Protein line Snack S Seara + Netflix 10.9 Frozen Pizza 26.7 2013 2025 36% 2013 2025 11.7 Frozen Foods 25.4 2013 2025 Building brands Brazil Repurchase rate strengthening Seara products 93% +57% #5 most chosen brand in Brazilian retail Source: Niel S en; Kantar

Building brands Mena region 0 US$ 414M 2021 2025 (Revenue) Source: Brand Awarene SS : IPSOS BHT | KSA & UAE Dec’25 Niel S en Retail Audit Value Share | 5 Market S (KSA, UAE, KWT, QTR, OMN) | W/O KSA Griller | FY’25 Growth in market share (%) 0.2 Prepared food S 8.3 2021 2025 1.3 Chicken Part S 4.5 2021 2025 5.4 Griller 9.0 2021 2025 94 % Awareness (vs 37% in 2022) Frozen Meat # 2 BRAND Griller # 3 BRAND In Chicken Strips & Popcorn # 3 BRAND GCC Frozen Meat 2023 2025 Net revenue growth

Building brands Mexico +136% growth driven by retail and club expansion +1,830% growth, reflecting rapid consumer adoption +116% growth with steady expansion across channels +21% growth on a large and resilient base Strong and consistent brand growth across categories. Double - digit YOY and CAGR growth in the last 5 years. 2,400 5,700 2021 2025 Frozen packages Unit sell - out volume (‘000) 965 50 2022 2025 Frozen value added and Fresh AB free products Unit sell - out volume (‘ 000 ) 600 1,300 2021 2025 Frozen beef and chicken Taquitos Unit sell - out volume (‘000) 11,000 13,500 2021 2025 Frozen breaded chicken value added Unit sell - out volume (‘000) Source: JBS (retailer’ S information: Walmart, Sam’ S , Co S tco, Soriana, La Comer, HEB and Chedraui)

Building brands United Kingdom 2019 2025 13.8% 2023 2025 A diversified portfolio to cater for different snacking occasions Revenue growth Household penetration 15.4% A pioneer in protein snacking 88 % Brand Awareness # 1 BRAND Chicken Snack brand in UK # 100 largest brand in UK Grocery Source: Circana; Kantar; The Grocer

81.7% Household penetration 35.8% Market Share +1.3pts growth YoY 85% Total Awareness Primo #1 BRAND in Australia In 5 years: #1 snacking brand ▪ 29.5% Market Share (+0.9pts growth YoY) ▪ $0  $85m S can S ale S in 5 year S ▪ Available in Au S tralia, New Zealand Singapore & Hong Kong Fastest growing innovation in category ▪ $0  $19m S can S ale S in 2 year S ▪ 30% Repeat rate ▪ Awarded be S t innovation in Au S tralia by Niel S en 32% Unprompted Awareness 31% Preferred Brand Building brands Australia Source: Circana Chee S e Scan Data MAT to 7 Dec 25; Brand health data tracking Dec 2025; Retail S can value data 10,800 27,000 2020 2025 Unit volume (‘000) 1,200 13,500 2023 2025 Unit volume (‘000)

Building brands Australia #1 local premium salmon brand in Australia* 1,000+ stores Presence across leading Australian supermarkets #2 salmon supplier in Australian retail* 200% YoY sales growth 2025 vs 2024 Source: *Circana

Financial highlights

Lifting margins and reducing volatility with diversification 3.8% 6.6% 8.2% 8.4% 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 LTM 3Q25 PPC JBS USA Pork JBS Beef North America Seara Con S olidated JBS Au S tralia JBS Brazil Initial focus on downstream diversification, with value - added prepared foods and brand positioning, driving margin expansion Adjusted EBITDA Margin Evolution Key Developments 2023 - 2025 2008 - 2012 2013 - 2017 2018 – 2022 Median: 5.1% Median: 8.2% Median: 9.7% Initial geographic and protein diversification, with relevant beef and pork acquisitions in the US JBS has evolved into a more profitable global player with a robust protein portfolio and vast footprint Source: JBS

Solid FCF generation supporting investments, distributions to shareholders and deleveraging Capital Deployment Profile (USS mn) Net Leverage (Net Debt/EBITDA in x) M&A Limit Cap on Dividend Payment Attention Zone Long - Term Goal 2,101 14,182 Free Cash Flow (Excl. Expansion Capex) 766 5,172 Expansion Capex 515 3,478 M&A 788 5,320 Dividends 498 3,359 Share Buybacks ¹ Growth Value Total 2019 - 3Q25 Average 2019 - 3Q25 Interest Coverage 3Q25 2024 2023 2022 2021 2020 2019 6.8x 7.4x 3.2x 8.0x 11.6x 7.8x 6.2x 2.13x 1.58x 1.44x 2.24x 4.42x Safety Zone 2.39x 1.89x 1.25x 1.00x 1.50x 1.75x 2.00x 2.25x 2.50x 2.75x 3.25x 3.00x 3.50x 3.75x 4.00x 4.25x 4.50x 4.75x 2019 2020 2021 2022 2023 2024 3Q25 Source: JBS Note:(1) Including US$600 million of S hare buyback program conclued in November 2025.

2026 2025 LTM 2024 2023 2022 2021 2020 2019 USD mn - 6,843 6,891 3,554 6,678 8,542 5,677 5,106 Adjusted EBITDA* (2,400) (1,791) (1,480) (1,502) (2,173) (1,781) (1,145) (1,076) Capex (1,300) (692) (509) (733) (1,195) (989) (607) (572) Expan S ion (1,100) (1,098) (971) (769) (977) (792) (538) (504) Maintenance (1,150) (1,083) (1,295) (1,101) (794) (687) (630) (848) Intere S t Expen S e S (500) (429) (418) (429) (434) (360) (306) (344) Lea S ing - (1,220) (327) 617 (1,235) (1,245) 536 154 Working Capital (650) (738) (521) (529) (865) (724) (532) (427) Biological A SS et S 25% (812) (349) (72) (1,039) (1,124) (629) (546) Taxe S - (453) (171) (90) (167) (763) - - Non - recurring - 317 2,332 448 (30) 1,858 2,972 2,020 Free Cash Flow Free cash flow * Adju S ted EBITDA excluding non - recurring item S and in IFRS

Evolution of prices and dividends 247 469 902 878 457 1,177 1,190 2021 2022 2023 2024 2025 In recent years, JBS has transformed itself into a dividend stock. Dividend Distribution (US$ mn) S&P 500 400 70 149 278 100 150 250 200 300 350 400 50 Jan - 19 Jul - 19 Jan - 20 Jul - 20 Jan - 21 Jul - 21 Jan - 22 Jul - 22 Jan - 23 Jul - 23 Jan - 24 Jul - 24 Jan - 25 Jul - 25 Jan - 26 JBS HRL TSN S&P 2019 2020 Source: Bloomberg and JBS, a S of February 13th, 2026

Benchmarking with peers Trading Trading Multiple EV/ EBITDA 2025 x Footprint FY 2024 Rev. Breakdown (4) % Financial EBITDA CAGR (2) 19 - 24 ( % ) Return on Inv. Capital (3) Avg. 19 - 24(%) Market Cap. US$ bn Dividend Y ield (5) Avg. 19 - 24(%) EBITDA Margin (2) Avg. 19 - 24(%) 5.7x 6.5x 7.8x 9.2x 11.1x (1) Net Revenues CAGR (2) Avg. 19 - 24(%) NAM 52% A S ia 13% LatAm 19% EU 9% Other 7% 9.5% 7.5% 11.2% 14.9 5.6% 8.3% NAM 95% Other 5% 12.8% 1.2% 9.9% 12.6 2.6% 4.7% NAM 95% Other 5% 2.7% NAM 100% 7.0% 19.6% 4.4% 8.5 3.7% - 2.0% 1.6% UK 95% Other 5% (6) Return on Equity (3) Avg. 19 - 24(%) 22.9% 7.4% 19.8 11.0% 7.5% (4.2)% 8.9% 4.7% 4.0 13.9% 12.6% 13.9% 10% 10.4% 13.3% Source: Companie S ’ filing S and Bloomberg a S of January 8th, 2026. Note: (1) In US COMP con S idering LTM 3Q25. (2) Except for Smithfield, which con S ider S the 2021 - 2024 period. (3) Except for Smithfield, which con S ider S the 2023 - 2024 period. (4) Limited information on Ty S on, Hormel and Cran S wick. (5) Dividend Yield for Smithfield only for 2024. (6) For Cran S wick, the period S pan S 2020 – 2025, which i S equivalent to 2019 – 2024 for other companie S .

Growth potential via entry into US passive funds

#	International Holder	Country	Orientation	Total Exposure to Global Protein	JBS	MBRF	Exposure to Brazil + JBS	Tyson	Hormel	Pilgrim's	Exposure to US Protein	Exposure US/Brazil
1	The Vanguard Group, Inc.	USA	Passive	**3,644**	24	101	**125**	2,355	911	253	**3,519**	**28x**
2	BlackRock Institutional Trust Company, N.A.	USA	Passive	**2,184**	277	70	**347**	1,202	438	197	**1,837**	**5x**
3	State Street Investment Management (US)	USA	Passive	**1,775**	94	4	**98**	912	698	68	**1,677**	**17x**
4	Davis Selected Advisers, L.P.	USA	Active	**1,020**	189		**189**	831			**831**	**4x**
5	Pzena Investment Management, LLC	USA	Active	**1,002**		1	**1**	1,001			**1,001**	**>1,000x**
6	Geode Capital Management, L.L.C.	USA	Passive	**771**	36	11	**48**	483	197	43	**723**	**15x**
7	AQR Capital Management, LLC	USA	Passive	**678**	33		**33**	436	14	196	**645**	**20x**
8	Invesco Capital Management LLC	USA	Passive	**667**	10	0	**10**	341	255	61	**657**	**66x**
9	Capital Research Global Investors	USA	Active	**528**	490		**490**	37			**37**	**<1x**
10	Dimensional Fund Advisors, L.P.	USA	Passive	**486**	47	12	**59**	183	127	117	**427**	**7x**
11	Two Sigma Investments, LP	USA	Passive	**468**	69		**69**	167	181	51	**398**	**6x**
12	Wellington Management Company, LLP	USA	Active	**417**	7		**7**	410	0		**410**	**59x**
13	Norges Bank Investment Management (NBIM)	NOR	Active	**385**		0	**0**	285	82	18	**385**	**>1,000x**
14	BlackRock Asset Management Ireland Limited	IRL	Passive	**351**	41		**41**	222	85	4	**311**	**8x**
15	JP Morgan Asset Management	USA	Active	**348**	0	267	**267**	52	22	6	**81**	**<1x**
16	Northern Trust Investments, Inc.	USA	Passive	**335**	2	1	**3**	255	62	16	**332**	**114x**
17	T. Rowe Price Associates, Inc.	USA	Active	**303**				303	0	0	**303**	US only
18	Millennium Management LLC	USA	Active	**269**	96		**96**	79	81	14	**174**	**2x**
19	Citadel Advisors LLC	USA	Active	**254**	16		**16**	144	85	9	**238**	**15x**
20	Morgan Stanley & Co. LLC	USA	Passive	**252**	44		**44**	81	83	44	**208**	**5x**
21	Charles Schwab Investment Management, Inc.	USA	Passive	**248**	8		**8**	170	50	20	**239**	**29x**
22	D. E. Shaw & Co., L.P.	USA	Passive	**245**	155		**155**	4	3	82	**90**	**<1x**
23	Capital World Investors	USA	Active	**244**	207		**207**	37			**37**	**<1x**
24	Goldman Sachs Asset Management, L.P.	USA	Active	**241**	0	1	**1**	176	19	45	**239**	**163x**
25	Arrowstreet Capital, Limited Partnership	USA	Passive	**221**	63		**63**	127		31	**158**	**2x**
26	Columbia Threadneedle Investments (US)	USA	Active	**218**	105		**105**	94	3	16	**113**	**1x**
27	Qube Research & Technologies Ltd	GBR	Passive	**200**	22		**22**	136		42	**178**	**8x**
28	Jacobs Levy Equity Management, Inc.	USA	Passive	**193**				126	0	67	**193**	US only
29	UBS Financial Services, Inc.	USA	Passive	**186**	10		**10**	82	75	19	**176**	**17x**
30	Legal & General Investment Management Ltd.	GBR	Passive	**179**	31	2	**33**	107	36	3	**146**	**4x**
	Other International Investors			**11,148**	**1,609**	**158**	**1,767**	**5,916**	**2,507**	**958**	**8,750**	
	Total International Exposure			**29,460**	**3,687**	**629**	**4,316**	**16,752**	**6,014**	**2,379**	**25,144**	**6x**
	Passive International Exposure			**16,663**	**1,546**	**279**	**1,824**	**9,041**	**4,076**	**1,721**	**14,838**	**8x**
	Passive Exposure as % of Total International			**57%**	**42%**	*44%*	**42%**	*54%*	*68%*	*72%*	**59%**	

The **Top-30 Institutional holders represent 57%** of the total exposure in Global Protein.

International investors who are exposed to Global Protein **are allocated on average 6x more to US-listed companies** than to those listed in Brazil.

The gap increases to **8x when considering only the exposure of Passive Investors**. These **index funds represent 59% of the total exposure in US Protein**, compared to 42% in Brazil Protein.

The Brazilian players are **members of the Ibovespa index**, while only **Tyson and Hormel take part in the S&P index.**

Source: ThomsonOne and Capital iQ as of February 3rd, 2026 (Considers only Institutional Investors, disregarding Reference Shareholders and individual investors related to the Controlling families). JBS exposure includes both Class A and BDRs (NYSE JBS + JBSS32) | Notes: (1) MBRF; All figures are expressed in USD million, except when specified otherwise.

50% PASSIVE FUNDS Avg. Daily ADTV USS37 million 41% PASSIVE FUNDS Avg. Daily ADTV USS108 million Shareholder base 2023 before the announcement 2025 after dual listing¹ Value 27% Index 25% Growth 22% Externally managed 8% Alternative 6% Other 7% Broker 1% 3% Pen S ion Yield 1% Value 23% Index 19% Growth 37% Alternative 5% Other 5% Externally managed 3% 6% Broker 1% Pen S ion Yield 1% US Investor: 67% US + Europe + Asia Investors: 87% US Investor: 49% US + Europe + Asia Investors: 72% + 191% Source: JBS and S&P . ¹Ba S ed on 13F filled in November, ba S ed on 09/30/2025 data.

G - spread gap reduction between JBS and Tyson 0 50 100 400 Jul/19 Feb/20 Sep/20 Apr/21 Nov/21 Jun/22 Feb/23 Sep/23 Apr/24 Nov/24 Jun/25 Feb/26 26 bps JBS 2030 400 bps 350 300 250 200 150 TSN 2029 110 bps Nov/21 Moody’s IG Jun/21 Fitch IG May/23 – Bond registration protocol Jul/23 – Exchange offer completion Aug/22 – Exchange offer and registration rights May/25 – J&F and BNDES agreement 9bps Jun/22 S&P IG Source: Bloomberg a S of February 12, 2025.

JBS ranks #4 in the Investment Grade Food and Beverage Index

Bloomberg Barclays Credit index Breakdown by Market Value

Global Aggregate Index
$74.0 trn equiv.

JBS Weight (0.025%)

U.S. Aggregate
$30.6 trn

JBS Weight (0.060%)

U.S. Credit
$8.5 trn
JBS Weight (0.219%)

→ U.S. Credit Baa
$3.6 trn
JBS Weight (0.515%)

U.S. Corporate
$7.3 trn
JBS Weight (0.253%)

→ U.S. Corporate Baa
$3.3 trn
JBS Weight (0.555%)

Industrial
$4.2 trn
JBS Weight (0.438%)

→ Industrial Baa
$2.3 trn
JBS Weight (0.808%)

Consumer Non-Cyclical $1.1 trn
JBS Weight (1.667%)

Food and Beverage
$242 bn
JBS Weight (7.650%)

JBS + PPC
18 Notes $18.5bn

- *Over $5 trn in assets benchmarked against Bloomberg Indices Globally*
- *Voted No1 Bond Market Index provider in the US and Europe by Institutional Investor Magazine since 1997*
- *Voted top index provider by Credit magazine since 2004*

Rank	Ticker	Company	Share	Duration	# Bonds	Market Value (in USD billions)
1	ABIBB	Anheuser-Busch InBev	16,4%	10,0	23	39,5
2	PEP	PepsiCo	12,7%	6,9	43	30,7
3	KO	Coca-Cola Co/The	9,7%	8,4	23	23,5
4	**JBS + PPC**	**JBS and PPC**	**7,7%**	**8,3**	**18**	**18,5**
5	KHC	Kraft Heinz	5,7%	9,0	16	13,8
6	KDP	Keurig Dr Pepper	4,9%	6,1	19	11,8
7	SYY	Sysco Corp	3,9%	7,9	16	9,4
8	STZ	Constellation Brands	3,8%	5,7	16	9,3
9	DGELN	Diageo PLC	3,8%	5,6	13	9,2
10	GIS	General Mills	3,3%	5,5	12	8,0
11	TSN	Tyson Foods	2,9%	6,9	8	7,0
12	MDLZ	Mondelez	2,9%	5,2	12	7,0
13	CPB	The Campbell's	2,6%	6,1	10	6,2
14	SJM	J M Smucker Co/The	2,6%	7,7	9	6,2
15	CAG	Conagra Brands	2,5%	5,5	8	5,9
16	BG	Bunge	2,4%	4,3	9	5,9
17	ADM	Archer-Daniels	2,1%	8,6	10	5,0
18	HSY	Hershey	1,7%	6,2	11	4,2
19	K	Kellanova	1,5%	5,8	7	3,7
20	PPC	Pilgrim's Pride	1,4%	5,2	4	3,4
21	MKC	McCormick	1,2%	5,1	6	2,9
22	KOF	Coca-Cola Femsa	1,1%	6,4	4	2,6
23	HRL	Hormel Foods	1,1%	4,8	4	2,5
24	TAP	Molson Coors	1,0%	12,0	2	2,5
25	FEMSA	Coca-Cola Femsa	0,6%	13,9	2	1,4
26	BFB	Brown-Forman	0,6%	8,7	3	1,4
27	COKE	Coca-Cola Consolidated	0,5%	4,6	2	1,3
28	FLO	Flowers Foods	0,5%	7,5	3	1,2
29	INGR	Ingredion	0,4%	7,6	2	0,9
TOTAL			**100%**	**7,6**	**315**	**241,5**

Source: Bloomberg Indices provided by Barclays as of 01/09/2026.

(1) Including the US$570 million in CRA i SS uance, the repurcha S e program and S hort term debt payment. Debt profile 4,145 417 11 132 105 643 149 1,369 2,920 2,550 2,321 1,124 1,494 713 2,416 881 915 1,235 376 984 2,903 Cash and Short Equiv. Term Proforma 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 to 2051 2052 2053 2055 2056 2065 2066 500 Proforma debt amortization schedule (US$ million) Average term proforma: 15.4 yrs Average cost proforma: 5.6% p.a. Full investment grade Ca S h and equivalent S Revolving credit line S US$ 2.9 billion in the US + US$ 500 million in Brazil

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